UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934

                       ADVANCED MACHINE VISION CORPORATION
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                   00753B 10 4
                                 (CUSIP Number)

             Alan Steel, 2067 Commerce Drive, Medford, Oregon 97504
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                September 25, 1997
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SEC 1746 (12-91)

                                  SCHEDULE 13D

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CUSIP No.  00753B 10 4
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     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Kenneth R. Winder
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY


--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS*

          OO
--------------------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

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     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
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                                   7    SOLE VOTING POWER

                                        0
                           ----------------------------------------------------
         NUMBER OF                 8    SHARED VOTING POWER
          SHARES
       BENEFICIALLY                     608,333
       OWNED BY EACH        ----------------------------------------------------
         REPORTING                 9    SOLE DISPOSITIVE POWER
        PERSON WITH
                                        0
                            ----------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        608,333
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          608,333
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

          |_|
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.4%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

Item 1.  Security and Issuer.
-----------------------------

     This report relates to the Class A Common Stock, no par value (the "Stock"), of ADVANCED MACHINE VISION CORPORATION, a California corporation (the "Issuer"). The principal executive officers are:

      Name                    Address                       Title
----------------        -------------------       ------------------------------
William J. Young        2067 Commerce Drive       Chairman, President and Chief
                        Medford, OR 97504         Executive Officer

Alan Steel              2067 Commerce Drive       Vice President Finance and
                        Medford, OR 97504         Chief Financial Officer


Item 2.  Identity and Background.
---------------------------------

     (a) The person filing this statement is Kenneth R. Winder.

     (b) The principal business address of Mr. Winder is 4217 West Fifth Avenue, Eugene, OR 97402.

     (c) Mr. Winder's principal occupation is Field Service Engineer of Ventek, Inc., a subsidiary of the Issuer, which engages in the business of manufacturing automated visual recognition and defect removal equipment, and the principal executive offices of which are located at 4217 West Fifth Avenue, Eugene, OR 97402.

     (d) Mr. Winder has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Winder was not, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

     (f) Mr. Winder is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

     Mr. Winder became a 5% holder due to a decrease in the number of the Issuer's shares outstanding as opposed to any action of Mr. Winder.

Item 4.  Purpose of Transaction.
--------------------------------

     Mr. Winder became a 5% holder due to a decrease in the number of the Issuer's shares outstanding as opposed to any action of Mr. Winder.

Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

     (a) Mr. Winder is the beneficial owner of 608,333 shares of Stock of the Issuer, constituting 5.4% of such class.

     (b) Mr. Winder shares the power to vote, direct the vote of, dispose of, and direct the disposition of the shares described in (a) above. Mr. Winder shares voting power with Douglas Hickman, Rodger Van Voorhis and Thomas Thompson. These four individuals were the former owners of Ventek, Inc., acquired by the Issuer on July 24, 1996. Part of the consideration paid by the Issuer for the business and assets of Ventek, Inc. consisted of a note convertible into, and warrants for, the purchase of Class A Common Stock of the Issuer. The note, warrants and Class A Common Stock described in (a) above are owned by Whamdyne LLC or Veneer Technology, Inc., which limited liability company and corporation are owned equally by the four individuals. The principal business address of Messrs. Hickman, Van Voorhis and Thompson is 4217 West Fifth Avenue, Eugene OR 97402.

     The principal occupation, position and office of Mr. Hickman during the last five years (including the dates of each and the name and address of each employer) was as follows: Research and Development Engineer of Ventek, Inc., 4217 West Fifth Avenue, Eugene, OR 97402, 1991 to present.

     The principal occupation, positions and offices of Mr. Van Voorhis during the last five years (including the dates of each and the name and address of each employer) were as follows: President of Ventek, Inc., 4217 West Fifth Avenue, Eugene, OR 97402, 1996 to present, Vice President of Operations of Ventek, Inc, 1992 to 1996.

     The principal occupation, position and office of Mr. Thompson during the last five years (including the dates of each and the name and address of each employer) was as follows: Vice President of Engineering of Ventek, Inc., 4217 West Fifth Avenue, Eugene, OR 97402, 1991 to present.

     Neither Mr. Hickman, Van Voorhis nor Thompson have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Mr. Hickman, Van Voorhis nor Thompson have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws. Messrs. Hickman, Van Voorhis and Thompson are citizens of the United States.

     (c) Not applicable.

     (d) Messrs. Van Voorhis, Hickman, Winder and Thompson share equally the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in (a) above.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.
----------------------------------

     25,000 shares of Class A Common Stock beneficially owned by Mr. Winder are actually owned by Whamdyne LLC, which is 25% owned by Mr. Winder. 583,333 shares of Class A Common Stock are issuable to Veneer Technology, Inc. (also 25% owned by Mr. Winder) pursuant to the conversion of debt and exercise of warrants convertible or exercisable within the next 60 days: (i) 333,333 pursuant to that portion of a note which is currently convertible, and (ii) 250,000 shares pursuant to warrants currently exercisable. The related Convertible Note and Class I Warrant agreements were previously filed on July 30, 1996 with the Securities and Exchange Commission as an exhibit to the Issuer's Form 8-K dated July 24, 1996.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

     Two exhibits are filed herewith. Exhibit A is the Convertible Note dated July 24, 1996 between the Issuer and stockholders of Ventek, Inc. Exhibit B is the Class I Warrant dated July 24, 1996.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  November 25, 1997                       /s/ Kenneth R. Winder
                                             -----------------------------------
                                                   Kenneth R. Winder

                                   EXHIBIT A

               $2,250,000 CONVERTIBLE NOTE BETWEEN ARC AND VENTEK


                                CONVERTIBLE NOTE

$2,250,000                                                  Date:  July 24, 1996

                  On July 24, 1996, ARC Capital, a California corporation ("Maker"), Ventek, Inc., an Oregon corporation ("Ventek") and the stockholders of Ventek entered into an Asset Purchase Agreement pursuant to which Maker acquired certain assets of Ventek from the stockholders. The purchase price of the Ventek assets purchased from the stockholders partly consists of this Convertible Note on the following terms and conditions.

                  FOR VALUE RECEIVED, Maker hereby promises to pay to the order of Ventek, Inc. or its successor ("Payee") the principal sum of TWO MILLION TWO HUNDRED AND FIFTY THOUSAND Dollars ($2,250,000) in lawful money of the United States of America, together with interest on the unpaid principal balance according to the terms and subject to the conditions set forth in this Convertible Note (this "Note").

         1.       INTEREST

     This Note shall bear interest at the rate of 6.75% per annum.
Interest on the principal balance of this Note from time to time outstanding will be computed on the basis of a 365-day year and actual days elapsed from the date of this Note until converted or paid in accordance with this Note. In no event shall the interest rate exceed the maximum allowable by Oregon or any other applicable law.

         2.       PAYMENT

                  Interest in the amount of $37,968 will be payable quarterly in arrears. Principal will be paid in one installment on July 23, 1999 ("Maturity Date"). All payments will be made by Maker to Payee at such place as Payee shall designate by written notice to the undersigned.

         3.       PREPAYMENT

                  The Maker may, at its option and upon 15 days prior written notice to the Payee, prepay the principal amount hereof in whole at any time.

         4.       CONVERSION OF NOTE

                  Prior to the Maturity Date, but only on the terms set forth in
Exhibit I, the Payee will be entitled to convert all of the Note, at the principal amount thereof, into shares of Class A Common Stock ("ARC Stock") of the Maker, at the price of $2.25 per share (the "Conversion Price"). Notwithstanding the requirements for conversion in Exhibit I, Payee may convert any portion of the Note after receiving a prepayment notice as provided in
Section 3. No payment or adjustment will be made on conversion of the Note for interest accrued thereon. The Maker is not required to issue fractional shares of ARC Stock upon conversion of the Note and, in lieu thereof, will pay a cash adjustment based upon the closing market price of the ARC Stock on the last business day prior to the date of conversion.

           (a) If the Maker (i) pays a dividend or makes a distribution on its ARC Stock in shares of its Stock; (ii) subdivides its outstanding shares of ARC Stock into a greater number of shares, or; (iii) combines its outstanding shares of ARC Stock into a smaller number of shares; then the conversion privilege and the Conversion Price in effect immediately prior to such action shall be adjusted so that the Payee may receive the number of shares of ARC Stock which he would have owned immediately following such action if he had converted the
Note immediately prior to such action.

                  The adjustment shall become effective immediately after the record date in the case of a dividend and immediately after the effective date in the case of a subdivision or combination.

           (b) Upon conversion, Payee understands and agrees that the ARC Stock to be issued to Payee, or the Subsidiary Stock (as defined below) to be issued upon the exercise of the Stock Sale Option pursuant to Section 5 below, will contain the following legend:

                  The shares represented by this certificate have not been registered under the Securities Act of 1933. The shares may not be sold or transferred in the absence of such registration or an exemption therefrom under said Act.

           (c) Upon receipt of the shares of ARC Stock, Payee shall be entitled to piggyback registration rights with respect to such shares as set forth in and pursuant to Section 5.4(c) of the Asset Purchase Agreement.

         5.       STOCK SALE OPTION

                  Upon conversion of the Note into ARC Stock and concurrent with or after an initial public offering ("IPO") of the common stock of one or more of, or any combination of, its SRC VISION, Inc., ARC Netherlands, Inc. and Ventek, Inc. subsidiaries (individually or collectively, "Subsidiary"), but only if such IPO occurs during the term of the Note, Payee shall have the option to sell to Maker up to 1,000,000 shares of ARC Stock converted to date for consideration consisting of Subsidiary common stock ("Subsidiary Stock") owned by Maker. The number of shares of Subsidiary Stock to be paid for ARC Stock shall be determined as follows:

                  (a) The total market value ("TMV") of ARC Stock to be sold to Maker shall be determined by multiplying the number of shares of ARC Stock times the average of the closing price of ARC Stock, as quoted by NASDAQ, for the 30 trading days ending on the IPO date.

                  (b) The TMV shall be divided by 70% of the per share IPO price of Subsidiary Stock before discounts, fees, underwriting costs, etc.

         6.       DEFAULT AND REMEDIES, SENIORITY AND OFFSET

                  (a) Events of Default. An Event of Default hereunder shall mean a default in the payment of any installment of principal and interest hereof, as and when due and payable, and be continuing for a period of 15 days following written notice thereof by Payee to Maker.

                  (b) Remedies. At any time after the occurrence of an Event of Default, the Payee may, by written notice sent to the Maker by registered or certified mail, return receipt requested, declare the entire amount of this Note to be forthwith due and payable, whereupon this Note shall become forthwith due and payable without presentment, demand, protest or other notice of any kind, all of which are expressly waived. Upon acceleration by Payee, Payee shall be entitled to all remedies available to it at law or in equity.

               (c) Security Interest. The payment of the Note is hereby secured by that certain Pledge and Security Agreement by and among ARC Capital, Ventek and Solin & Associates, P.C. ARC Subsidiary, Inc.

               (d) Junior to Ilverton. This Note is junior in right of payment to that certain Note in the principal amount of $3,400,000 dated April 17, 1996, issued by Maker and originally payable to Ilverton International Inc.; provided, however, that the junior status of this Note shall not impair or alter the priority of Payee's security interests in the personal property described in the Pledge and Security Agreement of even date herewith by and among ARC Capital, ARC Subsidiary, Inc., Ventek, and Solin & Associates P.C. nor shall it relieve Maker of its obligations to make payments to Payee in accordance with the terms of paragraph 2 herein.

               (e) Offset.  This Note is subject to  reduction  by  operation of
Section 7.2 of the Asset Purchase Agreement dated July 24, 1996, by and among Maker, Ventek and Ventek, Inc., which provides for the right of offset.

         7.       MISCELLANEOUS

                  (a) Elements of Risk. Payee recognizes that the amount due pursuant to this Note, and the securities that may be issued upon conversion of the Note, involve a high degree of risk in that (i) the Maker is an early stage company; (ii) there can be no assurances that the Maker will sustain profitability or generate sufficient cash flows to repay the Note; (iii) Payee may not be able to liquidate the ARC Stock (or Subsidiary Stock) received upon possible conversion of the Note; (iv) transferability of the ARC Stock (or Subsidiary Stock) received upon possible conversion of the Note may be extremely limited; and (v) in the event of a disposition of the ARC Stock (or Subsidiary Stock) received upon possible conversion of the Note and exercise of the Stock Sale Option pursuant to Section 5 of this Note, Payee could sustain the loss of his entire investment. Payee further recognizes that there can be no assurance that a Subsidiary IPO will ever take place.

                  The Payee acknowledges that he has (x) prior investment experience, including investment in non-listed and non-registered securities, or he has employed the services of an investment advisor, attorney or accountant to read all of the documents furnished or made available by the Maker to evaluate the merits and risks of entering into this Note and receiving ARC Stock upon conversion of the Note or Subsidiary Stock upon the exercise of the Stock Sale Option pursuant to Section 5 of this Note, and (y) that he recognizes the highly speculative nature of this transaction and is able to bear the economic risk he hereby assumes.

                  The Payee hereby represents that he has been furnished by the Maker during the course of this transaction with all information regarding the Maker which he had requested or desired to know; that all documents which could be reasonably provided have been made available for his inspection and review; that he has been afforded the opportunity to ask questions of and receive answers from duly authorized officers of the Maker concerning the terms and conditions of the Note, and any additional information which he had requested.

                  (b) Notices. Unless otherwise specified herein, all notices and other communications given or made pursuant to this Note shall be in writing and shall be deemed to have been duly given if sent by telecopy or by registered or certified mail, return receipt requested, postage and fees prepaid, or otherwise actually delivered to the address of the party to whom the notice is addressed as set forth below:

If to Maker:

ARC Capital
Attn:  President
2067 Commerce Drive
Medford, OR 97504
FAX: (541) 779-6838

If to Payee:

Ventek, Inc. (or its successor)
4217 W. Fifth Avenue
Eugene, OR 97402
FAX:  (541) 344-3780

                  Maker and Payee may each from time to time change its address for receiving notice by giving written notice thereof in the manner set forth above.

                  (c) Amendment; Waiver. This Note shall be binding upon and inure to the benefit of Maker and Payee and their respective successors, heirs, assigns, and personal representatives. No provision of this Note may be waived unless in writing signed by Payee, and waiver of any one provision of this Note shall not be deemed to be a waiver of any other provision.

                  (d) Attorneys' Fees. If there occurs an Event of Default, the undersigned promises to pay all reasonable costs and expenses of collection and attorneys' fees and court costs incurred by the holder hereof on account of such collection, whether or not suit is filed in relation thereto.

                  (e) Severability. Whenever possible, each provision of this Note shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Note shall be or become prohibited or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Note.

                  (f) Headings. The section and subsection headings contained in this Note are included for convenience only and form no part of the agreement between the parties.

               (g) Governing Law. This Note shall be governed by, and construed in accordance with, the laws of the State of Oregon.

           IN WITNESS WHEREOF, the Maker has caused this Note to be executed by its duly authorized officer as of the day and year first above written.

                                  ARC CAPITAL


                                  By:

                                  Alan R. Steel
                                  Chief Financial Officer

                                    EXHIBIT I
                     to Convertible Note Dated July 24, 1996

           The Payee's right to convert the Note into ARC Stock shall be subject to the achievement of certain sales and earnings objectives for the ARC Subsidiary (as defined in that certain Asset Purchase Agreement dated July 24, 1996, between the Company and Ventek) during the following periods: (i) from the date of this Note to December 31, 1996, (ii) calendar 1997, and (iii) calendar 1998. Upon achievement of both the sales and earnings objectives in any of the three periods, or cumulatively at the end of the second period, Payee shall have the right to convert up to one-third, or two thirds in case only the cumulative objectives are met at the end of the second period, of the principal amount of the Note into ARC Stock. If the period or cumulative sales and earnings objectives are not met in any single period, the right to convert the related increments shall cease to exist until the Maturity Date, at which time Payee may exercise his option to convert such one-third increment and any other portion of the Note not previously converted.

           The Ventek sales and earnings objectives are as follows:

              Period                              Sales         Earnings
              ------                              -----         --------

From the date of the Note to December 31, 1996  $ 2,500,000     $  723,875

Calendar 1997                                     6,000,000      2,250,750

Calendar 1998                                     9,000,000      3,660,750

           If the sales and earnings objectives are achieved, the right to convert shall commence on the date of completion of the audit of the related period performed by Maker's independent public accountants, but not later than 90 days from the end of such period. For purposes of determining sales and earnings, the following definitions apply.

               1. Sales: The sales price of goods and services shipped determined in accordance with generally accepted accounting principles. The percentage-of-completion revenue recognition method shall not be used for purposes of computing sales.

           2. Earnings: Income before taxes based on income determined in accordance with generally accepted accounting principles applied on a consistent basis, after deduction as expenses of doing business of (i) a 3% of sales management fee, and (ii) interest and goodwill expenses arising from Maker's acquisition of Ventek.

                                   EXHIBIT B

                    WARRANT AGREEMENT BETWEEN ARC AND VENTEK


THESE WARRANTS AND ANY SHARES OF CLASS A COMMON STOCK ISSUABLE UPON THEIR EXERCISE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THESE WARRANTS ARE NOT TRANSFERABLE, AND ANY SHARES OF CLASS A COMMON STOCK ISSUABLE UPON THEIR EXERCISE MAY NOT BE TRANSFERRED UNTIL (1) A REGISTRATION STATEMENT UNDER THE ACT SHALL HAVE BECOME EFFECTIVE WITH RESPECT THERETO, OR (2) RECEIPT BY THE ISSUER OF AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER TO THE EFFECT THAT REGISTRATION UNDER THE ACT IS NOT REQUIRED IN CONNECTION WITH SUCH PROPOSED TRANSFER AND THAT SUCH PROPOSED TRANSFER IS NOT IN VIOLATION OF ANY APPLICABLE STATE SECURITIES LAWS.


                                 CLASS I WARRANT
                        TO PURCHASE CLASS A COMMON STOCK

Warrant No. 1

         This Warrant issued by ARC Capital, a California corporation (the "Company"), as of July 24, 1996, entitles Ventek, Inc. (the registered "Holder") to purchase 1,000,000 shares of the Company's Class A Common Stock at an initial purchase price of $2.25 per share (the "Purchase Price") pursuant to the conditions set forth in Section 2 below.

         This Warrant is one in a series of Class I Warrants, which in the aggregate entitles the Holders thereof to purchase up to 1,000,000 shares of Class A Common Stock. The Class I Warrants were issued in connection with the Company's purchase certain assets of Ventek, Inc. ("Ventek") pursuant to an Asset Purchase Agreement dated July 24, 1996, among the Company, Ventek and the shareholders of Ventek.

          SECTION 1. Definitions. As used herein, the following terms shall have the following meanings, unless the context shall otherwise require:

         (a) "Common Stock" shall mean the Class A Common Stock of the Company, whether now or hereafter authorized.

         (b) "Corporate Office" shall mean the office of the Company at which at any particular time its principal business shall be administered, which office is located at the date hereof at 2067 Commerce Drive, Medford, Oregon 97504,
Attention: President.

         (c) "Exercise Date" shall mean the date on which the Company shall have received both (a) the Warrant, with an exercise form acceptable to the Company and duly executed by the Registered Holder thereof or his attorney duly authorized in writing, and (b) the Purchase Price.

         (d) "Initial  Warrant  Exercise Dates" shall mean the dates specific in
Section 2 hereof.

         (e) "Purchase Price" shall mean the purchase price to be paid per share of Common Stock upon exercise of each Warrant in accordance with the terms hereof, which price shall be $2.25, subject to adjustment from time to time pursuant to the provisions of Section 8 hereof, and subject to the Company's right to reduce the Purchase Price upon notice to all Registered Holders. The Purchase Price may be paid in whole or in part either (i) in cash, or by official bank or certified check made payable to the Company, of an amount in lawful money of the United States of America equal to the applicable Purchase Price, or (ii) by delivery of Common Stock in transferable form, such Common Stock to be valued for such purpose at its fair market value on the Exercise Date (a "Cashless Exercise"). For purposes of a Cashless Exercise, the fair market value shall be deemed to be the last sale price of the Common Stock on the business day prior to the date of the Cashless Exercise or, in case no such reported sales take place on such day, the average of the last reported bid and asked prices of the Common Stock on such day, in either case on the principal national securities exchange on which the Common Stock is admitted to trading or listed, or if not listed or admitted to trading on any such exchange, the average of the last reported bid and asked prices of the Common Stock on such day as reported by NASDAQ, or other similar organization if NASDAQ is no longer reporting such information, or if not so available, the fair market price of the Common Stock as determined by the Board of Directors.

         (f) "Registered Holders" shall mean the persons in whose names the Warrants shall be registered on the books maintained by the Company.

         (g) "Warrant Expiration Date" shall mean 5:00 P.M. (Oregon time) on July 23, 2001, or earlier as provided in Section 2 hereof; except that if such date shall in the State of Oregon be a holiday or a day on which banks are authorized to close, then 5:00 P.M. (Oregon time) on the next following day which in the State of Oregon is not a holiday or a day on which banks are authorized to close. Upon notice to all Registered Holders the Company shall have the right to extend the Warrant Expiration Date.

         SECTION 2.  Conditions Precedent to Warrants Becoming Exercisable.

         (a) The Holder's right to exercise any portion of this Warrant shall be subject to the achievement of certain sales and earnings objectives for ARC Subsidiary (as that term is defined in that certain Asset Purchase Agreement dated July 24, 1996, between the Company and Ventek) during the following periods: (i) from the date of this Warrant to December 31, 1996, (ii) calendar 1997, (iii) calendar 1998, and (iv) calendar 1999. The Initial Warrant Exercise Dates shall be, each as to 25% of the shares of Common Stock purchasable pursuant to the Warrant, March 31, 1997, 1998, 1999 and 2000 for the above periods, respectively, but only if Ventek's sales and earnings for each period equal or exceed, as to each period individually or cumulatively, the following amounts:

              Period                                     Sales       Earnings
              ------                                     -----       --------

From the date of the Warrant to December 31, 1996     $ 2,500,000   $  723,875

Calendar 1997                                           6,000,000    2,250,750

Calendar 1998                                           9,000,000    3,660,750

Calendar 1999                                          11,000,000    4,718,875

           For example, if the objectives are not met in the first period and are met in the second period, but the cumulative objectives are met for the first and second periods combined, then the Warrant Exercise Date for the first two 25% increments shall be March 31, 1998.

           For purposes of determining sales and earnings, the following definitions apply.

                  1. Sales: The net sales price of goods and services shipped determined in accordance with generally accepted accounting principles. The percentage-of-completion revenue recognition method shall not be used for purposes of computing sales.

                  2. Earnings: Income before taxes based on income determined in accordance with generally accepted accounting principles applied on a consistent basis, after deduction as expenses of doing business of (i) a 3% of sales management fee, and (ii) interest and goodwill expenses arising from the Company's acquisition of Ventek.

         (b) If the individual period or cumulative sales and earnings targets established in Section 2(a), or any portion thereof, are not met by December 31, 1999, the Warrant Expiration Date for the related portion of the shares of Common Stock purchasable pursuant to the Warrant shall be March 31, 2000. If the Warrant Expiration Date for any portion of the Common Stock is determined in accordance with this Section 2(b), the Holder shall have no further exercise or other rights as to that portion under this Warrant as if such rights never existed.

         SECTION 3.  Warrants and Issuance of Warrant Agreements.

         (a) This Warrant initially entitles the Registered Holder to purchase an aggregate of 1,000,000 shares of Common Stock upon the exercise thereof, in accordance with the terms hereof, subject to modification and adjustment as provided in Section 8.

         (b) From time to time, up to the Warrant Expiration Date, the Company shall execute and deliver Warrants in required whole number denominations to the persons entitled thereto in connection with any exchange permitted under this Warrant; provided that no Warrant shall be issued except (i) those initially issued hereunder; (ii) those issued on or after the Initial Warrant Exercise Date, upon the partial exercise of this Warrant, to evidence any unexercised Warrants held by the exercising Registered Holder; (iii) those issued upon any exchange pursuant to Section 6; (iv) those issued in replacement of lost, stolen, destroyed or mutilated Warrants pursuant to Section 7; and (v) at the option of the Company, in such form as may be approved by its Board of Directors, to reflect (a) any adjustment or change in the Purchase Price or the number of shares of Common Stock purchasable upon exercise of the Warrants made pursuant to Section 8 hereof, and (b) other modifications approved by Registered Holders.

         SECTION 4.  Form and Execution of Warrants; Exercise of Warrants.

         (a) Warrants shall be executed on behalf of the Company by its Chairman of the Board, President, any Vice President or Chief Financial Officer by manual signatures. In case any officer of the Company who shall have signed any of the Warrants shall cease to be such officer of the Company before the date of issuance of the Warrants and issue and delivery thereof, such Warrants may nevertheless be issued and delivered with the same force and effect as though the person who signed such Warrants had not ceased to be such officer of the Company. After execution by the Company, each Warrant shall then be delivered to the Registered Holder.

         (b) Each Warrant may be exercised by the Registered Holder thereof at any time on or after the Initial Warrant Exercise Date, but not after the Warrant Expiration Date, upon the terms and subject to the conditions set forth herein. A Warrant shall be deemed to have been exercised immediately prior to the close of business on the Exercise Date and the person entitled to receive the securities deliverable upon such exercise shall be treated for all purposes as the holder upon exercise thereof as of the close of business on the Exercise Date. As soon as practicable on or after the Exercise Date the Company shall deposit the proceeds received from the exercise of a Warrant, and promptly after clearance of checks received in payment of the Purchase Price pursuant to such Warrants, cause to be issued and delivered by the Company's transfer agent, to the person or persons entitled to receive the same, a certificate or certificates for the securities deliverable upon such exercise (plus a Warrant for any remaining unexercised Warrants of the Registered Holder).

         (c) Upon receipt of the shares of Common Stock, Registered Holder shall be entitled to piggyback registration rights with respect to such shares as set forth in and pursuant to Section 5.4(C) of the Asset Purchase Agreement.

         SECTION 5.   Reservation of Shares; Payment of Taxes; etc.

         (a) The Company covenants that it will at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issue upon exercise of the Warrants, such number of shares of Common Stock as shall then be issuable upon the exercise of all outstanding Warrants. The Company covenants that all shares of Common Stock which shall be issuable upon exercise of the Warrants and payment of the Purchase Price shall, at the time of delivery, be duly and validly issued, fully paid, nonassessable and free from all taxes, liens and charges with respect to the issue thereof (other than those which the Company shall promptly pay or discharge).

         (b) The Company will use reasonable efforts to obtain appropriate approvals or registrations under state "blue sky" securities laws with respect to the exercise of the Warrants; provided, however, that the Company shall not be obligated to file any general consent to service of process or qualify as a foreign corporation in any jurisdiction. With respect to any such securities laws, however, Warrants may not be exercised by, or shares of Common Stock issued to, any Registered Holder in any state in which such exercise would be unlawful.

         (c) The Company shall pay all documentary, stamp or similar taxes and other governmental charges that may be imposed with respect to the issuance of the Warrants, or the issuance, or delivery of any shares upon exercise of the Warrants; provided, however, that if the shares of Common Stock are to be delivered in a name other than the name of the Registered Holder of the Warrant being exercised, then no such delivery shall be made unless the person requesting the same has paid to the Company the amount of transfer taxes or charges incident thereto, if any.

         SECTION 6.  Exchange of Warrant.

         (a) This Warrant may be exchanged for other Warrants representing an equal aggregate number of Warrants of the same type. Warrants to be exchanged shall be surrendered to the Company at its Corporate Office, and upon satisfaction of the terms and provisions hereof, the Company shall execute, issue and deliver in exchange therefor the Warrant or Warrants which the Registered Holder making the exchange shall be entitled to receive.

         (b) The Company shall keep at its office books in which it shall register the Warrants in accordance with its regular practice.

         (c) The Company may require payment by such holder of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

         (d) All Warrants surrendered for exercise or for exchange in case of mutilated Warrants shall be promptly canceled by the Company and thereafter retained by the Company until the Warrant Expiration Date, or such other time as the Company shall determine solely within its discretion.

         SECTION 7. Loss or Mutilation. Upon receipt by the Company of evidence satisfactory to them of the ownership of and loss, theft, destruction or mutilation of any Warrant and (in case of loss, theft or destruction) of indemnity satisfactory to them, and (in case of loss, theft or destruction) upon surrender and cancellation thereof, the Company shall execute and deliver to the Registered Holder in lieu thereof a new Warrant of like tenor representing an equal aggregate number of Warrants. Applicants for a substitute Warrant shall comply with such other reasonable regulations and pay such other reasonable charges as the Company may prescribe or require.

          SECTION 8. Adjustment of Exercise Price and Number of Shares of Common Stock or Warrants.

         (a) Subject to Section (f) and the exceptions referred to in Section 8(e) below, in the event the Company shall, at any time or from time to time after the date hereof, subdivide or combine the outstanding shares of Common Stock into a greater or lesser number of shares (any such subdivision or combination being herein called a "Change of Shares"), then, and thereafter upon each further Change of Shares, the Purchase Price in effect immediately prior to such Change of Shares shall be changed to a price (including any applicable fraction of a cent) determined by multiplying the Purchase Price in effect immediately prior thereto by a fraction, the numerator of which shall be the sum of the number of shares of Common Stock outstanding immediately prior to such subdivision or combination, and the denominator of which shall be the sum of the number of shares of Common Stock outstanding immediately after such subdivision or combination. Such adjustment shall be made successively whenever such subdivision or combination is made.

         Upon each adjustment of the Purchase Price pursuant to this Section 8, the total number of shares of Common Stock purchasable upon the exercise of each Warrant shall (subject to the provisions contained in Section 8(b) hereof) be such number of shares of Common Stock purchasable at the Purchase Price immediately prior to such adjustment multiplied by a fraction, the numerator of which shall be the Purchase Price in effect immediately prior to such adjustment and the denominator of which shall be the Purchase Price in effect immediately after such adjustment.

         (b) The Company may elect, upon any adjustment of the Purchase Price hereunder, to adjust the number of Warrants outstanding, in lieu of the adjustment in the number of shares of Common Stock purchasable upon the exercise of each Warrant as hereinabove provided, so that each Warrant outstanding after such adjustment shall represent the right to purchase one share of Common Stock. Each Warrant held of record prior to such adjustment of the number of Warrants shall become that number of Warrants determined by multiplying the number one by a fraction, the numerator of which shall be the Purchase Price in effect immediately prior to such adjustment and the denominator of which shall be the Purchase Price in effect immediately after such adjustment. Upon each adjustment of the number of Warrants pursuant to this Section 8, the Company shall, as promptly as practicable, cause to be distributed to the Registered Holder of a Warrant on the date of such adjustment a Warrant evidencing, subject to Section 9 hereof, the number of additional Warrants to which such Holder shall be entitled as a result of such adjustment or, at the option of the Company, cause to be distributed to such Holder in substitution and replacement for the Warrant held by him prior to the date of adjustment (and upon surrender thereof, if required by the Company) a new Warrant evidencing the number of Warrants to which such Holder shall be entitled after such adjustment.

         (c) Irrespective of any adjustments or changes in the Purchase Price or the number of shares of Common Stock purchasable upon exercise of the Warrants, the Warrant or Warrants theretofore and thereafter issued shall, unless the Company shall exercise its option to issue a new Warrant pursuant to Section 8(b) hereof, continue to express the Purchase Price per share and the number of shares purchasable thereunder as they were expressed in the Warrant when it was originally issued.

         (d) After  each  adjustment  of the  Purchase  Price  pursuant  to this
Section 8, the Company will promptly prepare a certificate signed by the President, and by the Chief Financial Officer, Controller, Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, of the Company setting forth: (i) the Purchase Price as so adjusted, (ii) the number of shares of Common Stock purchasable upon exercise of each Warrant after such adjustment, and, if the Company shall have elected to adjust the number of Warrants, the number of Warrants to which the Registered Holder of each Warrant shall then be entitled, and (iii) a brief statement of the facts accounting for such adjustment. The Company will promptly cause a brief summary thereof to be sent by ordinary first class mail to each Registered Holder of Warrants at his last address as it shall appear in the registry books of the Company. No failure to mail such notice nor any defect therein or in the mailing thereof shall affect the validity thereof except as to the Holder to whom the Company failed to mail such notice, or except as to the holder whose notice was defective. The affidavit of the Secretary or an Assistant Secretary of the Company that such notice has been mailed shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

         (e) For purposes of Section 8(a) and 8(b) hereof, the following provisions shall also be applicable:

                  (A) The number of shares of Common Stock outstanding at any given time shall include shares of Common Stock owned or held by or for the account of the Company and the sale or issuance of such treasury shares or the distribution of any such treasury shares shall not be considered a Change of Shares for purposes of said sections.

                  (B) No adjustment of the Purchase Price shall be made unless such adjustment would require an increase or decrease of at least $.25 in such price; provided that any adjustments which by reason of this clause (B) are not required to be made shall be carried forward and shall be made at the time of and together with the next subsequent adjustment which, together with any adjustment(s) so carried forward, shall require an increase or decrease of at least $.25 in the Purchase Price then in effect hereunder.

         (f) Any determination as to whether an adjustment in the Purchase Price in effect hereunder is required pursuant to Section 8, or as to the amount of any such adjustment, if required, shall be binding upon the holders of the Warrants and the Company if made in good faith by the Board of Directors of the Company.

         (g) If and whenever the Company shall declare any dividends or distributions or grant to the holders of Common Stock, as such, rights or warrants to subscribe for or to purchase, or any options for the purchase of, Common Stock or securities convertible into or exchangeable for or carrying a right, warrant or option to purchase Common Stock, the Company shall notify each of the then Registered Holders of the Warrants of such event prior to its occurrence to enable such Registered Holders to exercise their Warrants and participate as holders of Common Stock in such event.

         SECTION 9.  Fractional Warrants and Fractional Shares.

         (a) If the number of shares of Common Stock purchasable upon the exercise of each Warrant is adjusted pursuant to Section 8 hereof, the Company shall nevertheless not be required to issue fractions of shares, upon exercise of the Warrants or otherwise, or to distribute certificates that evidence fractional shares. With respect to any fraction of a share called for upon any exercise hereof, the Company shall pay to the Holder an amount in cash equal to such fraction multiplied by the current market value of such fractional share, determined as follows:

                  (A) If the Common Stock is listed on a national securities exchange or admitted to unlisted trading privileges on such exchange or listed for trading on the National Market System of NASDAQ ("NMS"), the current value shall be the last reported sale price of the Common Stock on such exchange on the last business day prior to the date of exercise of this Warrant or if no such sale is made on such day or no closing sale price is quoted, the average of the closing bid and asked prices for such day on such exchange or system; or

                  (B) If the Common Stock is listed in the over-the-counter market (other than on NMS) or admitted to unlisted trading privileges, the current value shall be the mean of the last reported bid and asked prices reported by the National Quotation Bureau, Inc. on the last business day prior to the date of the exercise of this Warrant; or

                  (C) If the Common Stock is not so listed or admitted to unlisted trading privileges and bid and asked prices are not so reported, the current value shall be an amount determined in such reasonable manner as may be prescribed by the Board of Directors of the Company.

         SECTION 10. Warrantholder Not Deemed Stockholder. No holder of Warrants shall, as such, be entitled to vote or to receive dividends or be deemed the holder of Common Stock that may at any time be issuable upon exercise of such Warrants for any purpose whatsoever, nor shall anything contained herein be construed to confer upon the holder of Warrants, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action (whether upon any recapitalization, issue or reclassification of stock, change of par value or change of stock to no par value, consolidation, merger or conveyance or otherwise), or to receive notice of meetings, or to receive dividends or subscription rights, until such Holder shall have exercised such Warrants and been issued shares of Common Stock in accordance with the provisions hereof.

         SECTION 11. Rights of Action. All rights of action with respect to this Warrant are vested in the Registered Holder of the Warrants, and the Registered Holder of a Warrant, without consent of the holder of any other Warrant, may, on his own behalf and for his own benefit, enforce against the Company his right to exercise his Warrants for the purchase of shares of Common Stock in the manner provided in this Warrant.

         SECTION 12. Agreement of Warrantholder. Every holder of a Warrant, by his acceptance thereof, consents and agrees with the Company that the Company may deem and treat the person in whose name the Warrant is registered as the holder and as the absolute, true and lawful owner of the Warrants represented thereby for all purposes, and the Company shall not be affected by any notice or knowledge to the contrary, except as otherwise expressly provided in Section 7 hereof.

         SECTION 13. Gender; Singular and Plural. When the context and construction so require, all words used in the singular herein shall be deemed to have been used in the plural and the masculine shall include the feminine and neuter and vice versa.

          SECTION 14. Governing Law. This Warrant shall be governed by and construed in accordance with the laws of the State of California, without reference to principles of conflict of laws.

         SECTION 15. Notices. All notices, requests, consents and other communications hereunder shall be in writing and shall be deemed to have been made when delivered or mailed first class registered or certified mail, postage prepaid, as follows: if to the Registered Holder of a Warrant, at the address of such holder as shown on the registry books maintained by the Company; if to the Company, at 2067 Commerce Drive, Medford, Oregon 97504, Attention: President.

         SECTION 16. Binding Effect. This Warrant shall be binding upon and inure to the benefit of the Company (and its respective successors and assigns) and the holders from time to time of Warrants. Nothing in this Warrant is intended or shall be construed to confer upon any other person any right, remedy or claim, in equity or at law, or to impose upon any other person any duty, liability or obligation.

          SECTION 17. Termination. This Warrant shall terminate at the close of business on the Warrant Expiration Date.


                                  ARC CAPITAL


                                  By:
                                  Alan R. Steel